The Teardroppers, Inc..

3500 75th Street West, Ste. SWS

Rosamond, CA 93560

Phone: 949-751-2173

February 3, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:  Gregory Dundas, Attorney Advisorl

Re: The Teardroppers, Inc.

Registration Statement on Form S-1 (File No. 333-197889)

Dear Mr Dundas:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, The Teardroppers, Inc. (the “Company”), the registrant with respect to the above-captioned registration statement (the "Filing"), hereby respectfully requests acceleration of effectiveness of the registration statement to 1 P.M., Eastern Standard Time, February 5, 2015, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance with respect to this matter.  Please advise our counsel, Brad Bingham, (619) 708-9414, or Stanley Moskowitz Esq. at (858) 523-0100 if you have any questions and to advise us that the registration statement has been declared effective.

Thank you

The Teardroppers, Inc.

By:	/s/ Raymond Gerrity
Raymond Gerrity, Chief Executive Officer